SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 0)


                         Meditech Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   584913305
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Gerald N. Kern
                       c/o Meditech Pharmaceuticals, Inc.
                        10105 E. Via Linda, #103, PMB-382
                              Scottsdale, AZ 85258
                                 (480) 614-2874
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                with copies to -

                              Ronald L. Brown, Esq.
                                Andrews Kurth LLP
                          1717 Main Street, Suite 3700
                               Dallas, Texas 75201
                                 (214) 659-4469
--------------------------------------------------------------------------------


                                January 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of   Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584913305                    13D                    Page 2 of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Halter Capital Corporation
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,441,593
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,441,593
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,441,593
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     66.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584913305                    13D                    Page 3 of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Kevin B. Halter, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    280,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,441,593 (1)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    280,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,441,593 (1)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,721,593
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     79.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 1,441,593 shares held by Halter Capital Corporation.

CUSIP No. 584913305                    13D                    Page 4 of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Kevin B. Halter, Sr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,441,593 (1)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,441,593 (1)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,441,593
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     66.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 1,441,593 shares held by Halter Capital Corporation.

Schedule 13D
------------

This Statement on Schedule 13D ("Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Meditech Pharmaceuticals, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10105 E. Via Linda, #103, PMB-382, Scottsdale, AZ 85258.
________________________________________________________________________________
Item 1.  Security and Issuer.

         Security:         Common Stock, $0.001 par value.
         Issuer:           Meditech Pharmaceuticals, Inc.
                           10105 E. Via Linda, #103, PMB-382
                           Scottsdale, AZ 85258
________________________________________________________________________________
Item 2.  Identity and Background.

(a) This Statement is jointly filed by Halter Capital Corporation, a Texas corporation ("HCC"), Kevin B. Halter, Jr. ("Kevin Jr.") and Kevin B. Halter, Sr. ("Kevin Sr.," and collectively with HCC and Kevin Jr., the "Reporting Persons").

(b)      (i) HCC's business address is 2591 Dallas Parkway, Suite 102 Frisco, TX
         75034.

         (ii) Kevin Jr.'s business address is 2591 Dallas Parkway, Suite 102 Frisco, TX 75034.

         (iii) Kevin Sr.'s business address is 2591 Dallas Parkway, Suite 102 Frisco, TX 75034.

(c) (i) HCC is a Texas corporation which serves as a holding company of the Issuer's Common Stock. Kevin Jr. and Kevin Sr. are the sole shareholders of HCC and are the sole members of HCC's Board of Directors.

         (ii) Kevin Jr. is a Director and Executive Vice President of HCC. Kevin Jr.'s principal business is as a business executive.

         (iii) Kevin Sr. is a Director and President and Chief Executive Officer of HCC. Kevin Sr.'s principal business is as a business executive.

(d)      During the last five years, no Reporting Person has been convicted in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) HCC is incorporated in the State of Texas. Each of Kevin Jr. and Kevin Sr. are citizens of the United States.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         On January 31, 2005, Gerald N. Kern and Cynthia S. Kern sold 1,416,593 shares of Common Stock of the Issuer to HCC in exchange for $250,000. HCC subsequently purchased from the Issuer 25,000 shares of Common Stock of the Issuer on February 3, 2005 for $25,000. Such stock represents 66.8% of all shares outstanding, and as a result of the sales the Issuer experienced a change in control. Upon closing, Kevin Jr. was appointed to fill a vacancy on the Board of Directors of the Issuer. The existing directors will remain in office until 10 days following notification to stockholders of the change in control. Existing management will be transferred to the Issuer's new subsidiary, East-West Distributors, Inc., to continue their efforts toward receiving regulatory approvals for new pharmaceuticals, and the subsidiary will seek to diversify its business beyond the pharmaceutical industry.

         On February 2, 2005, the Issuer, having determined that its interests would be advanced by providing an incentive to Kevin Jr. to increase the performance of the Issuer and its Affiliates, granted to Kevin Jr. a restricted stock award in the amount of 280,000 shares. Such shares were granted in exchange for par value of $.001 per share for a total of $280.
________________________________________________________________________________

________________________________________________________________________________
Item 4.  Purpose of Transaction.

(A) HCC acquired the shares reported in this Statement for investment purposes. HCC intends to periodically review its investment in the Issuer and, based on a number of factors, including the evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, HCC may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported in this Statement through open market or privately negotiated transactions.

(a) HCC does not have any plans or proposals that would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer or any similar action;

(b) On January 31, 2005, prior to the sale of Common Stock of the Issuer to HCC by Gerald N. Kern and Cynthia S. Kern described above, HCC was authorized by the Board of Directors of the Issuer to distribute all of its ownership interest in its intellectual property to East West Distributors, Inc., a wholly owned subsidiary ("East West"), and subsequently distribute all of its stock ownership interest in East West to the Issuer's existing stockholders. The Issuer has distributed all of its ownership interest in its intellectual property to East West but has not distributed any of its stock ownership interest in East West to its stockholders.

(c) HCC does not have any plans or proposals that would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries or any similar action;

(d) All of the existing directors of the Issuer, other than Kevin Jr., and all of the existing officers of the Issuer, will resign from their positions as directors and officers effective February 14, 2005, ten days after the mailing of an Information Statement to the stockholders of the Issuer which describes the change of control of the Issuer referenced above in order to allow new management to expand into other business opportunities which it has been exploring and developing.

(e) HCC does not have any plans or proposals that would result in any material change in the present capitalization or dividend policy of the Issuer or any similar action;

(f) HCC does not have any plans or proposals that would result in any other material change in the Issuer's business or corporate structure or any similar action;

(g) HCC does not have any plans or proposals that would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person or any similar action;

(h) HCC does not have any plans or proposals that would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association or any similar action;

(i) HCC does not have any plans or proposals that would result in causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or any similar action.

(B) Kevin Jr. acquired the shares reported in this Statement for investment purposes. Kevin Jr. intends to periodically review its investment in the Issuer and, based on a number of factors, including the evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, Kevin Jr. may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported in this Statement through open market or privately negotiated transactions.

Kevin Jr. does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

________________________________________________________________________________
Item 4.  Purpose of Transaction. (continued)

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)      any action similar to any of those enumerated above.

(C) Kevin Sr. acquired the shares reported in this Statement for investment purposes. Kevin Sr. intends to periodically review its investment in the Issuer and, based on a number of factors, including the evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, Kevin Sr. may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported in this Statement through open market or privately negotiated transactions.

Kevin Sr. does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)      any action similar to any of those enumerated above.
________________________________________________________________________________

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) (i) As of the date of this Statement, HCC is the beneficial owner of 1,441,593 shares of Common Stock of the Issuer. Based upon a total of 2,156,855 shares outstanding as of the date hereof, the shares which HCC is the beneficial owner of represent 66.8% of the outstanding shares.

(b) (ii) As of the date of this Statement, Kevin Jr. is the beneficial owner of 1,721,593 shares of Common Stock of the Issuer. The 1,721,593 shares held by Kevin Jr. consist of (a) 280,000 shares held of record and (b) 1,441,593 shares owned by HCC. Based upon a total of 2,156,855 shares outstanding as of the date hereof, the shares which Kevin Jr. is the beneficial owner of represent 79.8% of the outstanding shares.

(c) (iii) As of the date of this Statement, Kevin Sr. is the beneficial owner of 1,441,593 shares of Common Stock of the Issuer. The 1,441,593 shares held by Kevin Sr. consist of 1,441,593 shares owned by HCC. Based upon a total of 2,156,855 shares outstanding as of the date hereof, the shares which Kevin Sr. is the beneficial owner of represent 66.8% of the outstanding shares.

(d) (i) HCC has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 1,441,593 shares of the Issuer.

         (ii) Kevin Jr. has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 280,000 shares of the Issuer. Kevin Jr. has the shared power to vote, or direct the vote of, and to dispose, or direct the disposition of 1,441,593 shares of the Issuer through HCC's ownership of such shares.

         (iii) Kevin Sr. has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of no shares of the Issuer. Kevin Sr. has the shared power to vote, or direct the vote of, and to dispose, or direct the disposition of 1,441,593 shares of the Issuer through HCC's ownership of such shares.

(e)      Not applicable.

(f)      Not applicable.

(g)      Not applicable.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(a)      Not applicable.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

(a) Joint Filing Agreement between HCC, Kevin Jr. and Kevin Sr. filed herewith as Exhibit A.

(b) Stock Purchase Agreement dated as of January 26, 2005 by and between the Issuer and HCC filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K on February 1, 2005 is hereby incorporated herein by reference.

(c) Restricted Stock Agreement dated as of February 2, 2005 by and between the Issuer and Kevin Jr. filed herewith as Exhibit B.
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 8, 2005            Halter Capital Corporation

                                   By: /s/ Kevin B. Halter, Sr.
                                   ---------------------------------------------
                                   Kevin B. Halter, Sr., Chief Executive Officer


                                   /s/ Kevin B. Halter, Jr.
                                   ---------------------------------------------
                                   Kevin B. Halter, Jr.


                                   /s/ Kevin B. Halter, Sr.
                                   ---------------------------------------------
                                   Kevin B. Halter, Sr.

                                   Exhibit A
                                   ---------

                             Joint Filing Agreement

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock of Meditech Pharmaceuticals, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing or filings. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of this 8th day of February, 2005.



Halter Capital Corporation

                                   By: /s/ Kevin B. Halter, Sr.
                                   ---------------------------------------------
                                   Kevin B. Halter, Sr., Chief Executive Officer


                                    /s/ Kevin B. Halter, Jr.
                                   ---------------------------------------------
                                   Kevin B. Halter, Jr.


                                    /s/ Kevin B. Halter, Sr.
                                   ---------------------------------------------
                                   Kevin B. Halter, Sr.

                           RESTRICTED STOCK AGREEMENT

         AGREEMENT made and entered into as of the 2nd day of February, 2005, by
and  between  Meditech   Pharmaceuticals,   Inc.,  a  Nevada   corporation  (the
"Company"), and Kevin Halter, Jr. (the "Grantee").

         WHEREAS, the Company, having determined that its interests will be advanced by providing an incentive to the Grantee to increase the performance of the Company and its Affiliates, and has awarded to the grantee a restricted stock award conditioned upon the execution by the Company and the Grantee of a Restricted Stock Agreement.

         THEREFORE, in consideration of the mutual promise(s) and covenant(s) contained herein, the parties hereby agree as follows:

         Section 1. GRANT

         1.1 Grant and Acceptance. The Company does hereby grant and transfer to the Grantee for the par value consideration of $0.001 per share from the Grantee, and the Grantee does hereby accept from the Company, an aggregate of 280,000 shares (the "Award Shares") of the Common Stock, $0.001 par value per share, of the Company (the "Common Stock") according to the terms and conditions and subject to the restrictions hereinafter set forth. The effective date of the grant shall be February 2, 2005 (the "Award Date").

         1.2 Effect. The Award Shares shall constitute Restricted Stock. The Award is subject to all laws, approvals, requirements and regulations of any governmental authority which may be applicable thereto.

         Section 2. RIGHTS IN SHARES

         The Grantee, for the duration of this Agreement, shall be the record owner of, and shall be entitled to vote (to the extent they are ever entitled to vote), the Award Shares and shall be entitled to receive all dividends and any other distributions declared on the Award Shares (provided, however, that nothing contained herein shall cause the Company to declare any such dividends or to make any such distributions).

         Section 3. VESTING

         3.1 Vesting. Subject to Section 7.2 hereof, the Award Shares shall vest (become nonforfeitable) on the day before the closing of one of the following transactions:

                  (i) A sale of more than 66-2/3% of all outstanding shares of common stock of all classes;

                  (ii) A merger or consolidation of the Company into another corporation or entity;

                  (iii) A sale of all or substantially all of the Company's assets;

                  (iv) A liquidation of the Company; or

                  (v) In the event Grantee shall serve notice that he desires the Award Shares to become vested over a period not to exceed ten (10) years.

provided, however, that notwithstanding the foregoing, no Award Shares shall vest and the Award Shares shall be forfeited and returned to the Company after termination of Grantee's employment with the Company for any reason (including termination by reason of death or disability) in which case the Grantee shall, at the time of termination, forfeit all right, title and interest in and to any Award Shares not then vested.

         3.2  Effect of  Forfeiture.  Any Award  Shares  forfeited  pursuant  to
Section 3.1 shall revert to the Company.

         Section 4. STOCK CERTIFICATES

         Upon grant of the Award Shares, the Company shall cause the Award Shares to be issued in the name of Grantee, and such shares bear the following restrictive legend, which legend shall be removed as to Shares as they become vested:

          THE SHARES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED SHARES AND SHALL BECOME VESTED AND TRANSFERABLE ONLY IN ACCORDANCE WITH THAT CERTAIN RESTRICTED STOCK AGREEMENT DATED FEBRUARY 3, 2005 BETWEEN THE CORPORATION AND KEVIN HALTER, JR.. THESE SHARES ARE FORFEITABLE AND MAY NOT BE TRANSFERRED EXCEPT IN STRICT COMPLIANCE WITH SUCH AGREEMENT.

         Section 5. TRANSFER AND REPURCHASES UPON TERMINATION

         5.1 No Transfer. The unvested Award Shares shall not be offered, sold, transferred, assigned, exchanged, pledged, encumbered or otherwise disposed of (each, a "Transfer") for any purpose whatsoever, other than to the Company, and shall not be subject, in whole or in part, to execution, attachment, or similar process in all such cases until the date of vesting. Any attempted Transfer of the unvested Award Shares, other than in accordance with the terms set forth herein, shall be void and of no effect.

         5.2 Securities Law Restrictions. Grantee acknowledges that any sale, assignment, transfer or other disposition of vested Award Shares may be subject to restrictions contained in applicable federal or state securities laws and regulations and that any such sale, assignment, transfer or other disposition of Award Shares by him or her will be in compliance with such laws and regulations.

         Section 6. WITHHOLDINGS

         The Company and each Affiliate shall have the right to retain and withhold from any payment (including the vesting) of Award Shares (and any dividends on Award Shares) any amounts required to be withheld or otherwise deducted and paid with respect to such payment (including the vesting thereof). At its discretion, the Company and each Affiliate may require the Grantee receiving Award Shares to reimburse the Company or any Affiliate for any such taxes required to be withheld by the Company or the Affiliate and withhold any distribution in whole or in part until the Company and each Affiliate is so reimbursed. In lieu thereof, the Company and each Affiliate shall have the right to withhold from any other cash amounts due or to become due from the Company or the Affiliate to the Grantee an amount equal to such taxes required to be withheld by the Company or the Affiliate as reimbursement for any such taxes or retain and withhold a number of shares having a market value not less than the amount of such taxes in order to reimburse the Company or the Affiliate for any such taxes.

         Section 7. ADJUSTMENTS TO AWARD SHARES

         7.1 Stock Dividends and Splits and Similar Transactions. Subject to any required action by the Company's Board of Directors and stockholders, the number of Award Shares shall be proportionately adjusted for any increase or decrease in the number of issued Shares of the Company resulting from the payment of a Share dividend, a Share split, a Share reverse-split or any similar transaction.

         7.2 No Preemptive Rights. Except as hereinbefore  expressly provided in
Section 7.1 and except for rights that all holders of Common Stock shall have, Grantee shall have no rights by reason of any subdivision or consolidation of Shares of any class or payment of any share dividend or any other increase or decrease in the number of shares of any class or by reason of any dissolution, liquidation, merger or consolidation or spin-off of assets or stock of another corporation; any issuance by the Company of Shares of any class, or securities convertible into Shares of any class, shall not affect the Award, and no adjustment by reason thereof shall be made with respect to the number or price of the Company's Shares subject to the Award. An Award of Restricted Stock shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell or transfer all or any part of its business or assets.

         Section 8. GRANTEE'S REPRESENTATIONS AND WARRANTIES

         Grantee represents and warrants that:

         (a) such Grantee has not and will not, directly or indirectly, Transfer any Award Shares except in accordance with the terms of this Agreement;

         (b) such Grantee has, or such Grantee together with such Grantee's advisors, if any, have, such knowledge and experience in financial, business and tax matters that such Grantee is, or such Grantee together with such Grantee's advisors, if any, are, capable of evaluating the merits and risks relating to such Grantee's investment in the Award Shares and making an investment decision with respect to the Company;

         (c) such Grantee has been given the opportunity to obtain information and documents relating to the Company and to ask questions of and receive answers from representatives of the Company concerning the Company and such Grantee's investment in the Award Shares; and

         (d) such Grantee realizes that there are substantial risks incident to an investment in the Award Shares.

         Section 9. IMPACT ON OTHER BENEFITS

         The value of the Award Shares (either on the Award Date or at the time the shares are vested) shall not be includable as compensation or earnings for purposes of any other benefit plan offered by the Company.

         Section 10. NO AGREEMENT TO CONTINUE IN EMPLOYMENT

         Nothing in the Plan or this Agreement shall confer on an Grantee any right to continue in the employ of the Company or any Affiliate or interfere in any way with the right of the Company and any Affiliate to terminate the Grantee's employment at any time.

         Section 11. AMENDMENT

         This Agreement may not in any way be restricted or limited by any amendment or termination approved after the Award Date without the Grantee's written consent.

         Section 12. FORCE AND EFFECT

         The various provisions of this Agreement are severable in their entirety. Any determination of invalidity or unenforceability of any one provision shall have no effect on the continuing force and effect of the remaining provisions.

         Section 13. GOVERNING LAWS

         This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Nevada.

         Section 14. MISCELLANEOUS

         14.1 Notices. Any notice or other written instrument required or permitted to be given, made, or sent hereunder shall be in writing, signed by the party giving or making the same, and shall be sent postage prepaid by registered mail or certified mail, return receipt requested, or delivered in person to the other party hereto or sent by telephone facsimile at the following addresses or telephone numbers:

          Company:                                Grantee:

          Gerald N. Kern                          Kevin Halter, Jr.
          10105 E. Via Linda, #103                2591 Dallas Parkway, Suite 102
          Scottsdale, AZ 85258                    Frisco, TX 75034
          Fax: 503-210-8254                       Fax: 469-633-0069



Any notice sent by facsimile shall also be on the same day be sent postage prepaid by first class mail or by registered or certified mail, return receipt requested, or delivered in person. Any party hereto shall have the right to change the place to which any such notice or instrument shall be sent by similar notice sent in like manner to the other party hereto. The date of any notice or instrument shall be deemed to be the date of mailing or delivery of such notice or instrument and shall be effective from such date.

         14.2 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original for all purposes and both of which taken together shall constitute but one and the same instrument.



         IN WITNESS THEREOF, the parties have signed this Agreement as of the date hereof.

         MEDITECH PHARMACEUTICALS, INC.

         By: /s/ Gerald N. Kern
            -------------------
            Gerald N. Kern, President



         By: /s/ Kevin B. Halter, Jr.
            -------------------------
            Kevin B. Halter, Jr.